UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

August 13, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✓           Form 40-F __

SMITH & NEPHEW PLC

13 August 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

On 13 August 2025, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plan 2020.

All figures in these columns are stated to 6 decimal places where applicable.

PARTIAL VESTING OF 2023 CONDITIONAL AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 11 August 2023. One third of the award vests in equal tranches over the following three years. A number of shares were sold to cover  taxation obligations arising on the vesting of the awards.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting on 12 August 2025 of Conditional Share awards granted on 11 August 2023 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2025 - 08 - 12
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Rohit Kashyap (President, Advanced Wound Management and Global	PDMR	13.571365	23,201 (of which 5,670 were sold and 17,531 were retained.)	N/A Single Transaction

Helen Barraclough
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 13, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary